Via Facsimile and U.S. Mail
Mail Stop 6010

July 16, 2009

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Re: WellPoint, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File Number: 001-16751

Dear Mr. DeVeydt:

        We have completed our review of your above Forms 10-K and 10-Q and have no further comments at this time.

                                                Sincerely,

                                                Joel Parker
                                                Accounting Branch Chief